

Management Solutions; Home of the Uruk Platform



Nada Chaban · 3rd

The initial product of Uruk Platform is now active, available, and ready to use.

San Francisco Bay Area · Contact info

500+ connections

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 **SUKAD Corp**

Universite du Quebec en Outaouais Canada

Highlights

Open Discussion with Mounir A. Ajam
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About

Holds a Master's Degree in Project Management, with eighteen years of management experiences in Project Management and Sales & Marketing.

Currently I am part of the SUKAD team helping with the market release of the Uruk Platform Initial product. The Uruk Platform is a pioneering, comprehensive, versatile, and flexible cloud-based solution. It is suitabl ...see more

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Tue, Apr 19, 9:00 AM

The Good, the Bad, and the Ugly: How Good Practice Gets Perverted

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Experience

 **SUKAD Corp**
3 yrs
California, United States

Director of Professional Services
Full-time
Jan 2022 - Present · 5 mos

Helping SUKAD with the market release of the Uruk Platform Initial product. This work includes supporting Mounir Ajam in the Uruk project management design for future programs, along with my

Director, Board Of Directors
Jul 2021 - Present · 11 mos

Outreach Director
Full-time
Jun 2019 - Jan 2022 · 2 yrs 8 mos

SUKAD Corp is the third generation of SUKAD. SUKAD has been operating from the UAE since 2004 but as we transform to the third generation we are moving our base to the United States of America.

SUKAD Group
5 yrs 6 mos

Outreach Director
Part-time
Jan 2015 - May 2019 · 4 yrs 5 mos
Ottawa, Ontario, Canada

My responsibilities are to manage the complete life cycle of multiple projects including project plans, timeline setup, maintaining project deliverables, creating status reports, managing business and teams

Outreach Director
Dec 2013 - Dec 2014 · 1 yr 1 mo
United Arab Emirates

I am one of the SUKAD Professional Services Team responsible for learning and developing organizational solutions, in addition, to managing events and conferences conducted by SUKAD to

 **Team lead for New Member Welcome Committee**
PMI Ottawa Valley Outaouais

Oct 2012 - Dec 2013 · 1 yr 3 mos
Ottawa, Ontario, Canada

• Manage team of New Member Welcome Committee volunteers (maintain a minimum of 5, work with the Volunteer Program to recruit when required)

 **Marketing & Business Development Manager**
ADAMCO (A local production pharmaceutical company)
Apr 2010 - Jul 2012 · 2 yrs 4 mos
SYRIA, DAMASCUS

Financial management
• Directing the financial accounting activities (invoicing, refunds, payroll management, collection of

 **Business Development Manager**
SUKAD FZ-LLC
Jan 2008 - Apr 2010 · 2 yrs 4 mos
Dubai, United Arab Emirates

2 years work experience at SUKAD™ Project Management Consultancy and Training; was involved with the following:

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Education

 **Universite du Quebec en Outaouais Canada**
Master's in Project Management, Project Management
2005 - 2007

Served as a Project Manager in my graduation project, where we developed a complete financial evaluation project for Powerbase Automation Systems Inc.

 **Project Management Institute**
Project Management Professional , Project Management
Dec 2020
Grade: Professional Certification

 **Damascus University**
Bachelor of Science, Biochemistry
1989 - 1992

Skills

Project Planning · 77

 Endorsed by Ahmed M. Al-Abdullah and 7 others who are highly skilled at this

 Endorsed by 2 colleagues at Uruk Project Management (by SUKAD)

Management · 66

 Endorsed by Sid Samaha and 1 other who is highly skilled at this

Strategy · 63

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Languages

Arabic

English

Interests

Companies   Groups   Schools

 **QAFCO (Qatar Fertiliser Company)**
100,278 followers

 **SAUDI AIRLINES**
388,867 followers

Show all 67 companies →